Exhibit 99.1

VNET Raises Full Year 2025 Revenue and Adjusted EBITDA Guidance

BEIJING, June 27, 2025 /PRNewswire/ -- VNET Group, Inc. (Nasdaq: VNET) (“VNET” or the “Company”), a leading carrier- and cloud-neutral internet data center services provider in China, today announced that the Company has increased its total net revenues and adjusted EBITDA (non-GAAP) guidance for the full year 2025.

“We were very pleased to deliver an impressive first quarter results, demonstrating sustained operating and financial momentum underpinned by strong strategic execution,” said Qiyu Wang, Chief Financial Officer of VNET. “Given this robust trajectory fueled by faster-than-anticipated move-ins among wholesale IDC clients and ongoing operational efficiency gains, we are raising our full-year total net revenues and adjusted EBITDA guidance, reflecting our optimism for the remainder of 2025.”

Updated Full Year 2025 Business Outlook

The Company is updating guidance for the year ending December 31, 2025 (except otherwise noted, all guidance figures reference adjusted amounts). The Company expects total net revenues for 2025 to be in the range of RMB9,150 million to RMB9,350 million, representing year-over-year growth of 11% to 13%, and adjusted EBITDA (non-GAAP) to be in the range of RMB2,760 million to RMB2,820 million, representing year-over-year growth of 14% to 16%. If the RMB87.7 million on disposal gain of E-JS02 data center were excluded from the adjusted EBITDA calculation for 2024, the year-over-year growth would be 18% to 20%.

	2024 Actual Results	Previous Guidance		Updated Guidance
		FY 2025	Year-over-year Growth	FY 2025	Year-over-year Growth
(RMB millions except percentage)
Total Net Revenues	8,259	9,100 - 9,300	10% - 13%	9,150 - 9,350	11% - 13%
Adjusted EBITDA (non-GAAP)	2,430	2,700 - 2,760	11% - 14%	2,760 - 2,820	14% - 16%
Adjusted EBITDA (non-GAAP), excluding RMB87.7 million of disposal gain of E-JS02 data center for 2024	2,342	2,700 - 2,760	15% - 18%	2,760 - 2,820	18% - 20%

The forecast reflects the Company’s current and preliminary views on the market and its operational conditions and is subject to change.

Non-GAAP Disclosure

In evaluating its business, VNET considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission as a supplemental measure to review and assess its operating performance: adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA and adjusted EBITDA margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers’ internet infrastructure. Customers may locate their servers and equipment in VNET’s data centers and connect to China’s internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 7,000 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "target," "believes," "estimates" and similar statements. Among other things, quotations from management in this announcement as well as VNET's strategic and operational plans, including the plan to sign a definitive agreement on a pre-REITs project, contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET's goals and strategies; VNET's liquidity conditions; VNET's expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET's services; VNET's expectations regarding keeping and strengthening its relationships with customers; VNET's plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET's reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu

Tel: +86 10 8456 2121

Email: ir@vnet.com